Exhibit 12.1

Masimo Corporation

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine months ended	Fiscal Year Ended
	September 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Ratio of earnings to fixed charges:
Income before provision for income taxes	$63,824	$83,821	$86,531	$107,569	$82,180	$72,391
Fixed charges	1,927	2,514	1,910	1,941	1,768	2,435
Noncontrolling interests’ pre-tax (income) loss	844	744	(58)	(676)	(1,159)	—

Total earnings	$66,595	$87,079	$88,383	$108,834	$82,789	$74,826

Fixed charges
Interest expensed	$26	$44	$116	$23	$75	$753
Estimate of interest within rental expense	1,901	2,470	1,794	1,918	1,693	1,682

Total fixed charges	$1,927	$2,514	$1,910	$1,941	$1,768	$2,435

Ratio of earnings to fixed charges	34.56	34.64	46.27	56.07	46.83	30.73

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.